1875 K Street N.W.

Washington, DC 20006-1238

Tel: 202 303 1000

Fax: 202 303 2000

April 17, 2015

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)
(Securities Act File No. 333-92935 and
Investment Company Act File No. 811-09729)
Post-Effective Amendment No. 1,294

Dear Ms. Cole:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 1,294 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of iShares FactorSelect MSCI Global ETF (the “Fund”), a series of the Trust.

The comments were provided in a telephone conversation on February 23, 2015. For your convenience, your comments are summarized below and are followed by the Trust’s responses. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter. The responses below have been provided to us by officers of the Trust.

Comment 1: Please provide a description in the Fund’s principal investment strategy section of the “momentum” and “size” investment style factors, particularly how each factor is measured.

Response: The requested description has been added.

Comment 2: Please confirm whether investing in emerging markets in a principal strategy of the Fund.

Response: No, investing in emerging markets is not a principal strategy of the Fund.

Comment 3: Please explain how the Fund will invest to be consistent with a name that includes the word “global.”

Response: The Fund seeks to track the results of the MSCI ACWI Diversified Multi-Factor Index (the “Underlying Index”) by generally investing at least 90% of its assets in securities of the Underlying Index and in depositary receipts representing securities of the Underlying Index, a majority of which, at this time, are non-U.S. securities. The Trust believes that, along with its other investments, the composition of the Underlying Index connotes the appropriate level of investment outside the U.S. to permit the Fund to include the word “global” in its name.

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The Trust has authorized us to represent on its behalf that, with respect to filings made by the Trust with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:	Ed Baer, Esq.
Josh Banerje, Esq.
Katherine Drury
Michael Gung
Seong Kim